UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of December, 2011

Commission File Number 32297

CPFL Energy Incorporated
(Translation of Registrant's name into English)

Rua Gomes de Carvalho, 1510, 14º andar, cj 1402
CEP 04547-005 - Vila Olímpia, São Paulo – SP
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.  Form 20-F ___X___ Form 40-F _______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_________________

.

CPFL ENERGIA S.A.

Publicly-held Company

Corporate Taxpayers’ ID (CNPJ) 02.429.144/0001-93

Company Registry (NIRE) 35.300.186.133

MINUTES OF THE EXTRAORDINARY SHAREHOLDERS’ MEETING

HELD ON DECEMBER 19, 2011

I.          Date, Time and Place: On the 19th of December, 2011, at ten (10:00) AM, at the head office of CPFL Energia S.A. (“CPFL Energia” or “Company”), located at Rua Gomes de Carvalho, nº 1510, 14th floor, suit 142, Vila Olímpia, in the City of São Paulo, State of São Paulo.

II.         Board: President, Mr. Murilo Passos, President of the Board of Directors, in accordance with Art. 12 of the Bylaws of the Company, and Secretary, Ms. Gisélia Silva.

III.        Attendance: Shareholders representing more than two thirds (2/3) of the Company’s voting capital, pursuant to the signatures in the Company’s Shareholders’ Attendance Book. Also attending are Mr. Wilson Ferreira Junior, Chief Executive Officer, Mr. Lorival Nogueira Luz Junior, Vice President Financial and Investors Relationship Officer, Mr. Alessandro Gregori Filho, Vice President of New Business Developments of CPFL Energias Renováveis S.A., Mr. Martin Glogowsky, representative of the Audit Committee, and Mr. Antonio Reis Silva Filho, representative of Apsis Consultoria Empresarial Ltda.

IV.        Call Notice: Published in the “Diário Oficial do Estado de São Paulo” on the issues of November 18, 19 and 22, 2011, and on the “Valor Econômico” newspaper on the issues of November 18, 21 and 22, 2011.

CPFL ENERGIA S.A.

Publicly-held Company

Corporate Taxpayers’ ID (CNPJ) 02.429.144/0001-93

Company Registry (NIRE) 35.300.186.133

V.         Agenda: (a) Approve the revision of the Bylaws of the Company to: (a.i)  Adjust it to the changes of the Bylaws of Novo Mercado of BM&FBovespa (“Bylaws of Novo Mercado”) through: (a.i.1)  inclusion of: (1) a sole paragraph to Article 1, to provide that the Company, the shareholders, the managers and the members of the Audit Committee are subject to the Bylaws of Novo Mercado; (2)  a new Article 13 and new sole paragraph, to provide that the administrative structure of the Company and the positions of Chairman of the Board of Directors and Chief Executive Officer may not be accumulated by one person, in accordance with the Bylaws of Novo Mercado; (3)  a new Article 14 and paragraphs 1 and 2, to consolidate the statutory provisions applicable to the investiture of the members of the Board of Directors and of the Board of Officers; (4)  paragraph 1 of the new Article 15, resulting from the renumbering of Article 14, and revision of paragraph 1, to be renumbered to paragraph 2, of the current Article 14, to be renumbered to Article 15, to exclude the requirement that members of the Board of Directors must be shareholders of the Company, considering the revocation of such legal requirement in accordance with Law No. 12.431/11, as well as to set forth provisions regarding the minimum number of Independent Directors of the Company, in compliance with the Bylaws of Novo Mercado; (5)  item “ab” of Article 18, to be renumbered to Article 17, to set forth the attribution of the Board of Directors to issue a previous opinion on the occurrence of any and all tender offer for the acquisition of shares issued by the Company; (6)  paragraph 2 of Article 28, to be renumbered to Article 26, to segregate from the current paragraph 1 the provisions related to the investiture of the members of the Audit Committee; (7)  paragraphs 1 and 2 of Article 39 to set forth the rules applicable to the determination of the Economic Value of the Company in the event of a tender offer for the delisting of the Company, in accordance with the provisions of the Bylaws of Novo Mercado; (8)  a new Article 42 and paragraphs 1 and 2 to set forth the new procedure applicable to tender offers for the acquisition of shares issued by the Company in the event of withdrawal of the Company from the Novo Mercado, when there is no Controlling Shareholder, as per the Bylaws of Novo Mercado; (9)  a new Article 43 and paragraphs 1, 2, 3 and 4, to set forth the new procedure applicable to tender offers for the acquisition of shares issued by the Company in the event of withdrawal of the Company from the Novo Mercado in view of non-compliance with the obligations set forth in the Bylaws of Novo Mercado; and (10)  a new Art. 45 to set forth that the provisions of the Bylaws of Novo Mercado shall prevail over the provisions of the Bylaws in the event of damage to the rights of the recipients of the tender offers set forth in the Bylaws. (a.i.2) adjustment to the wording of: (1)  item “l” of the current Article 18, to be renumbered to Article 17, to adjust it to the terms of the Bylaws of Novo Mercado on the definition of the triple nomination list of specialized firms to prepare the appraisal report of the Company in the event of delisting of the Company or withdraw from the Novo Mercado; (2)  current Article 37, to be renumbered to Article 35, and its sole paragraph, and Article 38, to be adjusted and renumbered to Article 36, and its sole paragraph, which shall be segregated into two new Articles 37 and 38, to adjust the provisions on the procedure to be adopted in the event of transfer of control and tender offer due to transfer of control, in accordance with the provisions of the Bylaws of Novo Mercado; (3)  current Article 39, to adjust the provisions applicable to the procedure to be adopted in the event of delisting of the Company, in accordance with the provisions of the Bylaws of Novo Mercado; (4) current Article 42, to be renumbered to Article 41, to adjust the provisions applicable to the procedure to be adopted in the event of withdraw of the Company from the Novo Mercado, in accordance with the provisions of the Bylaws of Novo Mercado; and (5) current Art. 44, to adjust the arbitration covenant to the provisions set forth in the Bylaws of Novo Mercado. (a.i.3) exclusion of: (1)  paragraph 1 of the current Article 29, to be renumbered to Article 27, in view of the changes to the Bylaws of Novo Mercado on the obligation to prepare the financial statements in accordance with international standards; (2) current Article 41 and its sole paragraph in view of the provisions contained therein being incorporated in the new Article 39; (3) current paragraphs 1 and 2 of the current Article 42, to be renumbered to Article 41, in view of the new wording of Article 41; and (4) current Chapter IX and current Article 43, in view of the exclusion of the provisions contained therein from the Bylaws of Novo Mercado, since the information contained therein has been included in the Reference Form by regulation of the Brazilian Securities and Exchange Commission – CVM. (a.ii) Adjust the composition and attributions of the Board of Officers, in accordance with the organization restructuring promoted by the Company, in accordance with the decision of the Board of Directors at the meeting held on May 25, 2011, through: (a.ii.1) inclusion of: (1)  new items “b” and “c” to the sole paragraph of Article 19, to be renumbered to Article 18, to set forth the attributions, respectively, of the Vice President Operations Officer and Vice President Institutional Relations Officer. (a.ii.2) adjustment to the wording of: (1)  item “a” of the current Article 18, to be renumbered to Article 17, to adjust the new designation of the members of the Board of Officers of the Company; (2)  items “w” and “x” of the current Article 18, to be renumbered to Article 17 to set forth the attribution of the Board of Directors to create Commissions; (3)  current Article 19, to be renumbered to Article 18, to adjust the number of members of the Board of Officers, reducing the number of members from 7 (seven) to 6 (six), and creating the positions of Operations Vice President Officer, Institutional Relations Vice President Officer and terminating the positions of Power Management Vice President Officer, Power Distribution Vice President Officer and Power Generation Vice President Officer; (4) sole paragraph and items “a”, “c” and “g”, the latter two which shall be renumbered to item “e” and “f”, respectively, of the sole paragraph of the current Article 19, which shall be renumbered to Article 18, to adjust them to the new designation of the members of the Board of Officers of the Company and the new responsibilities of the Financial Vice President Officer and Administrative Vice President Officer; (5) current Article 22, to be renumbered to Article 20, and its paragraphs 1 and 2, to adjust their wording to the new designation of the members of the Board of Officers and set forth that in case of vacancy of the Chief Executive Officer his position may be temporarily filled in by the Operations Vice President Officer; and (6) sole paragraph of the current Article 24, to be renumbered to Article 22, to adjust the wording used therein, without change to its provisions; (a.ii.3) exclusion of:  (1)  current Chapter III, in view of the segregation of the definition of the management bodies of the Company in specific chapters and items of the Bylaws; (2) current Articles 15 and 16 and their respective sole paragraphs, in view of the inclusion of the provisions contained therein in the new Articles 14 and 15; (3) items “d”, “e” and “f” of the current Article 19, to be renumbered to Article 18, in view of the proposed termination of the positions of Power Management Vice President Officer, Power Distribution Vice President Officer  and Power Generation Vice President Officer; (4) sole paragraph of the current Article 20, to be renumbered to Article 19, in view of the inclusion of the provisions contained therein in the new Article 14; and (5) current Article 21 and its sole paragraph, in view of the inclusion of the provisions contained in the new Article 14 and its paragraphs. (a.iii) Adjust the wording and numbering of the provisions, through the (1) adjustment of the title of the current Chapter II (“Capital Stock, Shares and Shareholders”), to exclude the expression “and Shareholders” in view of the non existence of any provisions regarding the shareholders in such chapter; (2) correction of the spelling of certain words in the Portuguese version of the Bylaws and the references to the name of Bolsa de Valores de São Paulo, BM&FBovespa; (3) adjustment to the paragraph 1 of the current Article 28, to be renumbered to Article 26, in view of its segregation into Paragraph 2 of the referred Article; and(4) renumbering of the articles and paragraphs of the Bylaws and the cross references contained therein in view of the proposed changes. (b) Approve the consolidated version of the Bylaws of the Company, in accordance with the amendment proposed in item “a” of the Agenda; (c) Approve the adjustment of the total compensation of the management of the Company, previously set forth in the Shareholders’ Meeting held on April 28, 2011, in view of the redistribution of the amounts of the compensation of the management among the Company and its controlled companies, without increase to the global compensation set forth for the management of all companies of the CPFL Group; and (d) Ratify, pursuant to the provisions of Article 256 of Law No. 6.404/76, of December 15, 1976; (i) the joint venture transaction among the Company, its subsidiaries CPFL Geração de Energia S.A. and CPFL Comercialização Brasil S.A. and the shareholders of ERSA – Energias Renováveis S.A. (“ERSA”), by means of the merger of the controlled company Smita Empreendimentos e Participações S.A., as detailed in the Management Proposal; and (ii) the appraisal report of ERSA, prepared by Apsis Consultoria Empresarial Ltda., based on its net worth of July 31st, 2011, to determine the criteria procedures set forth in Article 256, II, of Law No. 6.404/76, and, pursuant to the appraisal report mentioned in item above, the ratification of the transaction shall not grant the right to dissenting shareholders to withdraw from the Company, in accordance with Article 256, paragraph 2, of Law No. 6.404/76. (e) Acknowledge the resignation of an alternate member of the Board of Directors of the Company, and elect his replacement for the remaining term of his mandate.

CPFL ENERGIA S.A.

Publicly-held Company

Corporate Taxpayers’ ID (CNPJ) 02.429.144/0001-93

Company Registry (NIRE) 35.300.186.133

VI.        Reading of Documents, Voting and Drafting the Minutes: (1) The reading of the documents relating to the matters to be discussed in the Extraordinary General Shareholders’ Meetings was waived since the shareholders are already fully aware of their content; (2)  Statements with declaration of votes, protests and dissents were numbered, received and certified by the Board and shall be filed at the Company’s head offices pursuant to Article 130, Paragraph 1 of Law 6.404 of December 15 of 1976 (“Law 6.404/76”); (3)  the drafting of these minutes in summarized format and their publication omitting the signatures of all the shareholders pursuant to Article 130, Paragraphs 1 and 2 of Law 6.404/76 has been authorized.

VII.       Decisions Taken: After discussing the items in the Agenda, the shareholders attending the Meeting decided to:

CPFL ENERGIA S.A.

Publicly-held Company

Corporate Taxpayers’ ID (CNPJ) 02.429.144/0001-93

Company Registry (NIRE) 35.300.186.133

(a)             Approve, by unanimous vote and without any restrictions (except for item (a.i.3) of the Agenda, which was approved by the majority of votes of the shareholders attending the meeting, having the Board received the respective manifestations of dissent), pursuant to Article 122 and 135 of Law No. 6.404/76, the amendment to the Company’s Bylaws, so as to consider the following changes:

(a.i)      adjustment to the minimal clauses of the Listing Rules of the Novo Mercado of BM&FBovespa (“Novo Mercado Rules”) by means of: the inclusion of paragraphs and/or articles and/or subitems mentioned in item (a.i.1) numbers 1 through 10 of the Agenda; the changes in wording described in item (a.i.2) numbers 1 through 5 of the Agenda; and the exclusion of articles and/or paragraphs and; or sections listed in item (a.i.3) numbers 1 through 4 of the Agenda;

(a.ii)     adjustment to the composition and the attributions of the Board of Officers to the organizational restructuring promoted by the Company in accordance to the resolution of the Board of Directors, in meeting held on May 25, 2011, by means of: the inclusion of the subitems mentioned in item (a.ii.1) of the Agenda; the changes in the wording of the subitems and/or paragraphs and/or articles mentioned in item (a.ii.2) numbers 1 through 6 of the Agenda; and the exclusion of sections and paragraphs and/or articles mentioned in item (a.ii.3) numbers 1 through 5 of the Agenda and changes to the wording and numbering; and

(a.iii)    adjustments to the wording and numbering of the Company’s By-Laws, as mentioned in item (a.iii) numbers 1 through 4 of the Agenda;

(b)             Approve, by unanimous decision and without any restrictions, pursuant to Articles 122 and 135 of Law No. 6.404/76, the consolidation of the Company’s By-Laws so as to reflect the changes approved in item “a” and the respective subitems above.

Due to the decision taken in this Extraordinary Shareholder’s Meeting, the Company’s Bylaws shall henceforth be in full force, as of this date, with the wording recorded in the annexed document (Schedule I), which is part of the present Minute for all legal purposes and shall be made available on the Company’s website.

(c)             Approve, by majority of votes, having the Board received manifestations of dissent, of the adjustment of the total compensation of the management of the Company previously set forth in the Shareholders’ Meeting held on April 29, 2011, in view of the redistribution of the compensation of the management among the Company and its controlled companies, without any increase of the global compensation to be paid by the companies of the CPFL Group for the period between May 2011 to April 2012. In view of this approval, the annual global compensation of the management of the Company shall be change to up to R$ 10,600,879.44 (ten million six hundred thousand eight hundred and seventy-nine reais and forty-four centavos), of which R$ 1,333,584.00 (one million three hundred and thirty-three thousand five hundred and eighty-four reais) shall be allocated for the compensation of the Board of Directors and R$ 9,267,295.44 (nine million two hundred and sixty-seven thousand two hundred and ninety-five reais and forty-four centavos) shall be allocated for the compensation of the Board of Officers, being included in such amounts the value of all benefits and charges, reflecting such proposal the redistribution of the amounts of the compensation of the management between the Company and its controlled companies.

The amount of the annual compensation of the management of CPFL and its controlled companies shall be change from R$26,988,905.71 (twenty six million, nine hundred and eighty eight thousand nine hundred and five reais and seventy one cents) to R$30,387,978.39 (thirty million, three hundred and eighty seven thousand, nine hundred and seventy eight reais and thirty nine cents), being stated that, also, there will be no increase to the total amount of the compensation of the statutory officers and functional officers set forth in the consolidated budget of CPFL Energia for the period of May/2011 to April;2011.

CPFL ENERGIA S.A.

Publicly-held Company

Corporate Taxpayers’ ID (CNPJ) 02.429.144/0001-93

Company Registry (NIRE) 35.300.186.133

(d)             Ratify, by unanimous decision and without any restrictions, pursuant to the terms of article 256 of Law 6.404/76 based on the proposal of ratification presented by the Management of the Company:

(i)              The association among the Company, its subsidiaries CPFL Geração de Energia S.A., CPFL Comercialização Brasil S.A. and the shareholders of ERSA – Energias Renováveis S.A. (currently named CPFL Energias Renováveis S.A.), which resulted in the acquisition of the indirect control, by the Company, of ERSA;

(ii)             (a) the hiring of the specialized company Apsis Consultoria Empresarial Ltda. to prepare, in accordance with item II of article 256 of Law 6.404/76, of the appraisal report of ERSA Energias Renováveis S.A., and (b) the approval of the appraisal report of ERSA, prepared by the specialized company Apsis Consultoria Empresarial Ltda., based on the net worth of ERSA on July 31, 2011, for purposes of the determination of the amounts set forth in item II of article 256 of Law 6.404/76;

Based on the result of the appraisal report of ERSA, herein approved, the amount related to the withdraw right was not calculated, in view of the transaction does not Grant the right of withdraw to the shareholders of the Company, in accordance with the terms of article 256 paragraph 2 of Law 6.404/76.

(e)              Acknowledge the resignation of Mr. GUSTAVO PELLICIARI DE ANDRADE from the position of alternate member of the Board of Directors of the Company, for which he was elected on April 28, 2011 and elected, by majority of votes, having the Board received manifestations of dissents, of Mr. CARLOS DA COSTA PARCIAS JÚNIOR, Brazilian citizen, married, economist, bearer of the identity card issued by the Regional Counsel of Economy (CORECON) 17.646, enrolled with the CPF/MF under no. 667.235.667-34, resident and domiciled in the City of São Paulo, State of São Paulo, with commercial address at Rua Funchal, nº 160, CEP 04551-903, for the position of alternate member of the Board of Directors of the Company, with term in office until the date of the Ordinary Shareholders Meeting to be held in 2012.

In view of the above, the Board of Directors of the Company, with a term in office until the date of the Ordinary Shareholders Meeting to be held in 2012, shall henceforth be composed by the following members:MURILO CESAR LEMOS DOS SANTOS PASSOS, member in office, and CARLOS DA COSTA PARCIAS JÚNIOR, his alternate; FRANCISCO CAPRINO NETO, member in office, and MARCELO PIRES OLIVEIRA DIAS, his alternate; CLAUDIO BORIN GUEDES PALAIA, member in office, and RODRIGO CARDOSO BARBOSA, his alternate, appointed by the shareholders VBC Energia S.A. (“VBC Energia”); RENÊ SANDA, member in office, and RIVAIL TREVISAN, his alternate; IVAN DE SOUZA MONTEIRO, member in office, and TERESA PINTO COELHO GOMES, his alternate, appointed by the shareholder BB Carteira Livre I Fundo de Investimento em Ações (“BB CL I”); CARLOS ALBERTO CARDOSO MOREIRA, member in office, and SUSANA HANNA STIPHAN JABRA, his alternate, appointed by the shareholder Bonaire Participações S.A. (“Bonaire”) and ANA DOLORES MOURA CARNEIRO DE NOVAES, member in office and Independent Director in accordance with Art. 14 of the Bylaws of the Company and item 4.3.3 of the Bylaws of Novo Mercado.

CPFL ENERGIA S.A.

Publicly-held Company

Corporate Taxpayers’ ID (CNPJ) 02.429.144/0001-93

Company Registry (NIRE) 35.300.186.133

The shareholders VBC Energia, BB CL I and Bonaire declared that they have obtained from the nominated candidate information that he does not have any legal impediment preventing his election pursuant to the CVM Rule no. 367/02.

The alternate director hereby elected shall be vested in his position upon the execution of the term of investiture, drafted in the Book of Minutes of the Board of Directors Meeting, and the execution of the term of consent required by the Bylaws of Novo Mercado, by means of which he undertakes to comply with the rules set forth therein.

VIII.      Closing: Having nothing further to discuss, the President suspended the meeting for the time necessary for the drafting of this minute. Resumed the meeting, the minutes were read, approved and signed by the President of the Board, by the Secretary and by the shareholders attending the meeting.

This is a free English translation of the original instrument draft in the Company’s books.

Murilo Passos

President of the Board

Gisélia da Silva

Secretary

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: December 23, 2011

CPFL ENERGIA S.A.

By:	/S/ LORIVAL NOGUEIRA LUZ JUNIOR
Name: Title:	Lorival Nogueira Luz Junior Chief Financial Officer and Head of Investor Relations

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.